(Vimicro Letterhead)	16/F Shining Tower No. 35 Xueyuan Road, Haidian District Beijing 100191, People’s Republic of China

September 9, 2015

VIA EDGAR

Kevin Kuhar, Accounting Branch Chief

Tara Harkins, Senior Accountant

Jay Webb, Senior Accountant

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Vimicro International Corporation (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2014
Filed April 30, 2015
File No. 001-34225

Dear Mr. Kuhar, Ms. Harkins and Mr. Webb:

The Company has received the comment letter dated September 1, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s annual report on Form 20-F for the year ended December 31, 2014. The Company needs additional time to prepare the response, and hereby requests an extension of the response deadline to September 30, 2015.

If you have any additional questions, please contact the undersigned at +86 (10) 6894 8888, or our U.S. counsel, Benjamin Su at Kirkland & Ellis, at +852 3761 3306, respectively.

Very truly yours,

Vimicro International Corporation

By:	/s/ Jinming (Jimmy) Dong
Name:	Jinming (Jimmy) Dong
Title:	Chief Controller